China Security & Surveillance Technology Inc. Appoints
Mr. Shufang Yang as Chief Operating Officer and Director

Industry Veteran Brings Significant Operational Experience to Company

Shenzhen, China, August 22, 2006-----China Security & Surveillance Technology Inc., “China Security” (OTCBB: CSSTF), a leading provider of digital surveillance technology in China, today announced that Mr. Shufang Yang has been appointed as the Chief Operating Officer and director of China Security effective August 17, 2006. Mr. Yang will be responsible for the day to day operations of China Security. Mr. Yang previously served as the President and CEO of Shanghai Cheng Feng Digital Technology Co., Ltd. ("Cheng Feng"), which will be acquired by China Security pursuant to a Stock Transfer Agreement dated July 6, 2006.

Mr. Yang founded Cheng Feng in 2001 where as President and CEO he was responsible for establishing Cheng Feng as one of the leaders in the Chinese security market. During his tenure, Cheng Feng was named as one of top ten most recognizable brands in China security market for three consecutive years. Additionally, Mr. Feng was instrumental in creating significant intellectual property specifically related to key software and hardware functionality while also developing an extensive distribution channel. Mr. Yang holds an Executive MBA from the China Europe International Business School.

“We are pleased to announce the appointment of Shufang as our new COO and a board member,” commented Mr. Tu Guo Shen, Chief Executive Officer of China Security. Shufang’s extensive operational, sales and marketing experience will be a valuable addition to our Company as we look to capitalize on the growing demand for our products.”

“I am pleased to join both the management and board of China Security and believe we have the unique opportunity to become the dominant market share leader for security applications across China,” commented Mr. Yang. “Our product offering is comprehensive, proprietary and scalable and is competitively positioned to meet many of the new mandates dictated by the Chinese Government for increased safety. I look forward to helping China Security achieve its long-term goals.”

About China Security & Surveillance Technology Inc.

Based in Shenzhen, China, China Security manufactures, distributes, installs and maintains security and surveillance systems through its wholly owned subsidiary, Golden Group Corporation (Shenzhen) Limited. China Security has a manufacturing facility located in Shenzhen and a R&D facility which leverages an exclusive collaboration agreement with Beijing University. In addition, China Security has built a diversified customer base through its extensive sales and service network that includes 33 points of presence throughout the PRC.

Safe Harbor Statement

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy, which is subject to change. Such information is based upon expectations of our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For a further description of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

Contact:
Company:	Investors:
Terence Yap	Brett Maas or Matt Hayden
(646) 713-4888	Hayden Communications
(852) 98387413	(646) 536-7331
terence@goldengroup.cn	brett@haydenir.com